Exhibit 99.1

Date: October 10, 2012	510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: PETAQUILLA MINERALS LTD.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type:	Annual General Meeting
Record Date for Notice of Meeting:	25/10/2012
Record Date for Voting (if applicable):	25/10/2012
Beneficial Ownership Determination Date:	25/10/2012
Meeting Date:	29/11/2012
Meeting Location (if available):	Vancouver, BC

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	716013107	CA7160131073

Sincerely,

Computershare Trust Company of Canada / Computershare
Investor Services Inc.

Agent for PETAQUILLA MINERALS LTD.